 Filed by Cantor Equity Partners III, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners III, Inc.

Commission File No. 001-42716

AIR Limited

Date: November 17, 2025

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On November 17, 2025, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by WOLF Financial (“Host 1”) and Ben Rabizadeh of StoryTrading (“Host 2”) with Dougie Fresh Picks (“Attendee 1”) and The God Father Knows (“Attendee 2”) in attendance. The transcript of this interview is below.

Host 1: But we do have a great interview coming up right now that I'm excited. I see Stuart just popped up here on stage. I do wanna take a moment here to say, um, this is a sponsored segment. Uh, make sure you always do your own due diligence. This is not a recommendation of any type. Uh, obviously, uh, there are some ways to invest in different things and, uh, this is just for informational purposes only. Have to say that, get that disclosure out of the way. Ben, do you have anything that you want to mention before we invite Stuart into the conversation?

Host 2: Um, do I have anything? No, I'm just excited to get into this. Oh, let's just throw the tickers out there though. This is, uh, a SPAC merger that was announced last week, so it's still gonna be about, I don't know, five or six months till it's actually trading. So, we're talking about Advanced Inhalation Rituals. It's gonna be, I think, ticker symbol A-I-I-R and currently that ticker symbol is like a Cantor Fitzgerald SPAC. I think it's... What is it? CAEP, I believe it is. So that's, yeah, that's, that's what we're talking about here. So, um, Stuart, you there?

SB: I am. Can you hear me?

Host 2: Great. Yes. So, it was a pleasure speaking with you the other day. Uh, wanna bring your story to a little bit of a different audience here and also have it to be a little more conversational. Any of the speakers who are up here anytime you can just unmute yourselves if you'd like. Um, you know, two of the big takeaways I got that I'd love to dig in more into, uh, number one was just this unusual feature that, uh, you guys are cashflow positive, um, for a SPAC. I don't know if I've ever seen that before. So, I'd love to hear more about how that evolved and, you know, the different options you had in terms of coming public and, uh, just love... you know, get, get kind of behind the scenes of...

SB: Sure.

Host 2: Really intriguing for that, because it is a unique situation in terms of your financials. And then, um, yeah, I mean, you even mentioned that you don't even need the money from the SPAC. You're like, "If we get some, great. If we don't, no big deal." You know? So pretty interesting. And then-

SB: Yeah.

Host 2: You know, the other thing I'd love to dig in more is the, the, the technological innovation part of your business. I think superficially a lot of people look at this and be like, "Oh, it's a tobacco company," 'cause, you know, you're selling the, um, the tobacco for the hookahs. But after our conversation, you sound more like a tech company. So, um, I think those are the two big, big topics. If you wanna start with a quick overview first and then we'll dig into those two topics.

SB: Sure. Yeah. Thank you so much for having me on and good afternoon, everybody. Uh, so yeah, my name's Stuart. I'm the CEO of AIR, uh, Advanced Inhalation Rituals. We're the global leader in the hookah, or in the flavored hookah, shisha, molasses space. We're also the largest producer globally of hookah molasses. And, uh, and you're right, we are very, very innovative as well and a real leader in this space. But I'll come onto that in a second. Just talking about how, how we ended up here. Well, we're a business that has been preparing ourselves, uh, to go public for a number of years now. And we had been looking at, uh, traditional IPO routes in various different markets around the world. And, uh, then we, we caught up with these SPAC guys at, uh, at Cantor and they've obviously got a, a fantastic, uh, SPAC franchise and we discussed how we would do this and, uh, the stars aligned and, and we went for it. And you're absolutely right. We are a, uh, profitable company. Um, last year our core business drove a- an NTO of $375 million. Uh, that led to an adjusted EBITDA of $150 million on the core business and a consolidated operating net, net cashflow of $149 million. So, we are cash generative. We are profitable. We've been so for many, many years. Um, and yeah, we're not looking to raise capital through this transaction, but we see it as, as quite an efficient and, um, shall we say, smooth route to, to the public markets. So, so quite different, uh, different profile from many of the other SPAC targets that are out there.

Host 2: Yeah. Yeah, absolutely. Very, very intriguing on the financial end. Um, so why don't you dig into your, your products and, uh, what you're developing for the future? It's, uh, pretty interesting stuff.

SB: Sure. Sure. So, we, uh, we own the, the iconic brand of, of Al Fakher. It's iconic because it is by far the, the market leader. It's much larger than, than any other brand, uh, in this segment. Um, and it's, it's a, it's a business or it's a, it's an industry that's focused on flavors, and we own three of the top five flavors, um, uh, globally, and those are proprietary flavors. Okay? So, think a little bit like a secret sauce that is, is well protected. No one knows how to make them. Um, and it's an industry that's, you know, 600 years old, right? Hookah's been around for a very, very long time, and we're the first company that's really tried to, to bring hookah into the 21st century. And, uh, over the last six years, we've invested over $100 million, um, in innovating in this space. And that led us to, to launch a product called OOKA, O-O-K-A. And OOKA is a, a charcoal-free, uh, capsule system that allows, uh, the consumer to enjoy a hookah session very, very easily, very efficiently, and getting the same consistency and quality every time they do it. So, it operates like a, you know, one of these coffee systems that might be a Nespresso or something like that. You, you load a capsule into the top of the machine. You close it. You, you press a button. It heats, and after five to six minutes, you can enjoy your hookah session. Uh, I don't know if anyone out there has ever tried to put a hookah together, but it's a very messy process. It takes a long time. It involves charcoal. You can knock the charcoal over. Um, so this makes it, uh, very, very easy, uh, easy to use, and as I say, you get the same experience again and again.

Host 2: Yeah. Um, I would love to hear more about the total addressable market, the market size for hookah currently. I don't know if you can break it down to-

SB: Yeah. Sure.

Host 2: What- whatever details we can get about this.

SB: It's, it's, it's fascinating. Yeah. It's fascinating.

Host 2: Yeah it is. Very fascinating.

SB: I mean, you'd, you'd, you'd be sur- you'd be surprised how much people spend globally on having a hookah. Um, it's, uh, you know, at a, at a consumer level, people are spending between $15 to $20 billion a year. Uh, and hookah is consumed, uh, either at home, uh, or on premise at cafes, bars, or hookah lounges, and that's all over the world, um, you know, whether it's here in the Middle East, or in Europe, or, or in the US, uh, where we see it, you know, rising in popularity. The US is actually our, our largest market, uh, by revenue. Um, and, uh, people, certainly in the town that I live, I'm, I'm speaking to you from Dubai, it's not unusual for people to pay between $50 to $100 for a hookah session. So that means, you know, for the enjoyment, um, for the, the moments that people have with, with friends, uh, you know, a, a hookah session lasts from 45 to... 45 minutes to an hour. People sit down. They chat. They make memories. They socialize. It's a bit of downtime. It's a bit of time offline. Um, and people spend, um, or are prepared to spend, uh, good money on, on doing that. Um, so, you know, there's, there's a lot of TAM out there. Um, for the manufacturers themselves, the TAM is actually, uh, much smaller. So, the TAM for the manufacturers is about, uh, a billion dollars. So that's a big difference, a billion up to $15 to $20 billion. Um, so a lot of the, the margin is made in these lounges, and it's a very, very profitable thing for lounges to do. If you imagine that, uh, food is sold at about a 3X uptick, alcohol at about 5X, well, hookah can be sold between 20 to 40 to 50X. Um, so for many of these small businesses, it's act- actually what, what keeps them, keeps them going. And that's why you see more and more hookah lounges appearing not just in the US, but also in Europe, uh, and, and around the world, um, because it's a great opportunity to, uh, upsell the customers that are already there enjoying food, um, or en-enjoying a drink. Um, so it's, it's, it's fascinating. It, it, it works for the consumer. It works for these small businesses, and, and obviously it works for us.

Host 2: So, so which part of that TAM are you after? Are you on the producer side? 'Cause I think you, you mentioned that you can get a little f- past that one billion TAM into... right?

SB: Yeah. Exactly. So, so what, what OOKA does for us, so the...

Attendee 1: Did he cut out?

Host 1: Yeah. It cut out there for me a little bit, Stuart.

SB: Yeah. Can you hear me, guys?

Attendee 1: Yeah. Now. There you go.

Host 1: We got you now. Yep. There you are.

SB: You can hear me?

Host 1: Yes, sir.

SB: Okay. Sorry about that. Um...Yeah, I'm back. Okay, sorry. Yeah, so as I say, people, people are prepared, uh, to pay, you know, quite a signif- significant amount of money for a, for a hookah session. If you're doing it at, at home, and you're prepared to take half an hour to, to do it and go through the mess of, of cleaning it up afterwards and preparing it, obviously it's, uh, it's a lot, uh, lot lower cost for you to do it. So, we believe that OOKA can, can play in that middle ground much like, uh, an espresso machine plays in that ground for coffee. You know, you can have a, uh, a granule coffee and it might cost you 10 cents or you can go to a coffee shop and pay five or six dollars for an espresso or you go somewhere in the middle and, uh, you know, and, and buy a, a pod for a coffee that you can, you can make at home. So OOKA will actually allow us to, to stretch beyond that manufacturer's, um, TAM and start dipping into the much larger TAM that's available for the, uh, for the, for the whole industry.

Host 2: Okay, great. Got it. Let me pause here, see if anyone, um, has any feedback or questions. Um, Doug- Dougie does already. Go ahead, Dougie.

Attendee 1: All right, so I have a quick question, Stuart. So, uh, Snoop Dogg is now, uh, has some fla- has some flavors with your company. And, uh, obviously Snoop Dogg, you think of him, you think of cannabis. Hookah is obviously a tobacco product. Is there any way... And I understand the reasons why, um, I'm thinking to the cannabis industry. I understand why hookah's not used for the cannabis as of now, but do you think there's any way to make the pods or something with this new device that you have? I don't think the regular hookah might work, and that's why it never was used. But this new device you have, um, I, I was just thinking, is it possible to possibly make like a cannabis type product and use it for that and then use hookah lounges for cannabis lounges now that it's becoming recreationally legal in a lot of states? Is that something that you think would ever happen or can you see that happening, or is it something that you have in the works with Snoop Dogg?

SB: Uh, well, Dougie, I mean, it, it's, it's, uh, you know, thanks for the question first of all. It, it's obviously something that, that can be done, but it's, it's not something that we as a, a business are going to pursue. Um, I think, you know, there's a lot of potential regulatory changes around the cannabis space. But, uh, I think it, it could be some time before there's a sort of a clear, clear path to that. So, we'll, we'll focus on, uh, tobacco pods but we, we do, um, actually make CBD pods today, and we do also make tobacco-free pods. Um, so we have a brand called Zodiac whereby we replace the tobacco with tea. Um, and so if you're a, uh, a hookah consumer who doesn't want to have the tobacco and doesn't want to have the nicotine, you can enjoy the experience with a tea-based, uh, molasses, and, uh, still enjoy the, the, the social part of the ritual.

Attendee 1: Awesome. Thank you for that info right there.

Host 2: Yeah, that's, that's good stuff, the tea. That makes it a little more appealing to me personally.

Attendee 2: Um- I got a question.

Host 2: Go ahead.

Attendee 2: I might. Um, hey, Stuart, uh, you mentioned that you're not raising money on this transaction. Is that correct? There's no pipe?

SB: That's correct, yeah.

Attendee 2: So, um, what kind of valuation, uh, is being put on, uh, the company, uh, in the roll-in transaction? I presume it's gonna be a, you know, $10 US, um, for the SPAC. Um, and how do we value this company? Do we value it on earnings in the same way that, you know, folks value, uh, Phillip Morris? And, you know, what do you see is industry valua- uh, industry valuations and, you know, how does that compare to, uh, what's being put on this transaction for purposes of the roll-in?

SB: Yeah. Yeah, sure. So, uh, enterprise value is, uh, 1.75 billion. Uh, by the end of this year, we're forecasting a net debt of around 293, um, million dollars. So, that leads to an equity value of 1-4-5 or 1.456, um, billion. Okay. Um, in terms of the, uh, the actual multiples, say on a EBIDTA level, it would kind of put us mid-range when you look across peers like, uh, BAT, um, or, uh, JTI or Imperial, uh, PMI and, and turning point brands, uh, are trading at, uh, much higher multiples, um, at, uh, at the moment. I think they're up at about 18 or, or something on, um, on EBIDTA.

Attendee 2: And how does your growth then compare to, um, uh, the peers, you know, at that same valuation range?

SB: So, so over the last five years we've, we've had a net turnover, um, growth or CAGR of 5%. And that's led to an adjusted, uh, EBIDTA of, um, high single digit. So that's, you know, we've delivered that over the, over the last five years.

Host 1: Stuart, what's your, uh, what's your backstory getting into this line of business, uh, with AIR?

SB: Well, I've actually been in tobacco for nearly 30 years now. So I was, uh, I was with British American Tobacco for 23 years. Um, BAT is obviously based out of the UK. Um, during my career with them, I spent, uh, eight years in the UK and 15 years overseas. I worked in, um, worked in Eastern Europe. I spent a long time in, in Asia, about 12 years in Asia, and, uh, then also time in, uh, in North Africa before returning to, um, to head office back in, back in the UK. I'm a, um, I'm a finance guy by, by trade. Um, and whilst at BAT, I started off in, in finance. I then moved into general management. And the last role I had with them, I was the, uh, I was the head of finance or CFO for their European division. Um, and in 2018, I was approached about this opportunity, um, to come and join, um, this business. I was very excited about the plans that the, uh, that the new owners had for it. And I joined, uh, I joined what is now AIR in January 2019, originally as the CFO. I spent five years as the CFO, and I've done nearly two years now as the CEO. So been with, been with AIR for nearly seven years now.

Host 1: And then the rest of your team, I was kinda looking through the website here at AIR.global, and, uh, it looks like there's a lot of experience across your team from the CFO to the CMO. Uh, what- what's the, the rest of the team look like? Uh, if, if you had any comments around what, what kind of leadership, uh, you're working with over there.

SB: Yeah. You're, you're absolutely right. So, we've got a, we've got a great mix. Um, you know, we work in a, in a highly regulated industry, a highly taxed industry as well. So, what you'll see from our team is that on the, on the finance, uh, legal, um, regulatory side, uh, everybody comes from a tobacco background. So, um, you know, the CFO's ex- ex-BAT, um, our, uh, head of legal and regs is, uh, is ex-BAT as well. Um, but, you know, we talked about innovation, um, a little earlier. And, uh, you know, we, we have rolled out some innovations already, and we've got a very, very capable R&D team or an RDD team, which is headed, uh, by a former Dyson employee. So our Chief Product Officer is, is ex-Dyson who was with Dyson for 20 years. Um, he, he was involved very, very heavily in the roll-out of their hair dryer and also their, um, air purifier. I'm sure some of your listeners will be familiar with those products. But also, uh, running what we call our, um, new growth categories is, uh, a gentleman called Steve Wichary, and Steve was the, uh, global president of Dyson. So, he used to run all of their markets, um, out of, out of Singapore. So, we've got this, this backbone in finance, in, in legal of, um, of tobacco people. Then on our innovation side, we've got, uh, Paul, our Chief Product Officer. We've got Steve, who's, uh, obviously in charge of, you know, sales and, uh, and selling the next-generation products. And in between them we've got another gentleman who used to be the global head of supply chain for Dyson. Um, then we have some, uh, some gentlemen, uh, in the team from Reckitt. So, our, our Chief Marketing Officer is, is ex-Reckitt Benckiser, who of course are, are known for their great branding, um, capability. So very, very capable team, uh, a very strong mix. Um, everybody works together, uh, and it all works very, very well.

Host 1: Yeah. Uh, very impressive team that, uh, I'm seeing here on the website as well, and I appreciate that rundown. My last question before I turn it back to Ben is, uh, OOKA the main and only avenue you guys are in, or are there any other considerations outside of that in, in similar realms for, for other products?

SB: Yeah. So, so yeah, not at all. I mean, um, we've, we've got this fantastic brand. Um, we've got great technological and innovative capabilities, and we're now in the process of moving those across into adjacent nicotine categories. So, um, later this month, we, we launch a product in Germany called Crown Switch, uh, which is a vape, which, um, which has a, a, a revolutionary chip in it. Um, the vape industry at the moment is, is dominated with products that use a coil and wick, um, system. Um, and some of those also use ceramic there. The challenge with, with some of these products is you can have heavy metal residues. You can have, uh, ceramic, uh, residues, um, if they overheat. Um, but what we're introducing is, is a product that uses what's called a quantum chip, um, which basically does not use coil and wick, does not use ceramic. So, it's m- it's much cleaner and it also atomizes the, um, the liquid, um, into a vapor that has much smaller molecules. So, it means the inhalation is much more efficient, um, and easier. So, we're, we're, we're using this chip, um, in traditional vapes with, um, our Crown Switch product. But also we are currently testing another product called VANT in both Spain and the US, and this product has functional benefits. So, for example, we'll have liquids that have caffeine and which are vaporized and you can inhale. We have liquids that have valerian root and passion flower that you can inhale to relax you and help you sleep. Um, and we also, um, have CBD products as well to help you zen or, or chill, if you like. So we have-

Host 1: I was gonna ask a follow-up about CBD, if, if that was in the realm there too.

SB: Sorry? Say again?

Host 1: I was going to ask that follow-up about if, if CBD was on the, on the realm of products as well.

SB: Yes, CBD is. CBD is. So that's, uh, that's our zen product. So, we're, you know, we're, we're market testing these at the moment, um, because, you know, what we do know is that there's a, you know, a large desire from consumers for these benefits, you know, whether that's, uh, relaxation, help with sleep, energy. Um, you know, rather than having three or four cups of coffee in the morning, wouldn't it be great, you know, if you could just, uh, inhale something that, that gave you the same benefit or the, or the same impact? So, we believe that, you know, this is gonna be an area that's gonna, gonna grow, um, into the future and we, and we want to play in this, in this space. Um, the final area that we're, we're also, um, just getting involved in is these nicotine pouches. Um, so these are, these are, um, pouches that you, um ... It's basically cellulite [sic: cellulose] in a, in like a little pillow that has nicotine, uh, in there, and you stick them under your lip, and the nicotine is released through the gum into, into the bloodstream. And these are, are products that are growing very, very quickly, um, at the moment around the world. They're you know, to, uh, cigarette cessation products. A lot of ex-smokers now use these. Um, and we're taking our brand, our know-how, and our flavors into these, um, nicotine pouches. So, we've got quite a few rabbits running in our, uh, new growth categories, um, and we're just, uh, just launching many of these at the moment. So, we believe we've got a very exciting, um, future ahead. We have our core business, which as I said, uh, historically has continued to grow. Um, there are many levers for growth in that core business, uh, whether it's pricing, um, whether it's premiumization, whether it's collaboration, um, such as, uh, you know, the new collaboration that we have with, uh, with Snoop that you, you talked about. And, uh, um, you know, if you go to hookah.com, um, which is our, uh, online site, uh, in the US, you will, you will see, uh, and find the, the Snoop products there. Um, and, uh, just on that, we're, we're also investing in our online capabilities, um, so we have the largest B2B site, um, Hok- Hookah online site in the US. We have the largest B2C site, um, in Germany, and we're also investing and moving more and more business, uh, online into those. And once on top of that you put the potential of our new growth category products, um, um, it's, it's a very, very exciting, uh, future for this business.

Host 2: Uh, Stuart out of all these grow- new growth, uh, categories or products, which one, uh, do you think has, you know, the highest chance of being a disruptor, you know, big ... Uh, either a disruptor in the industry or just being the most, uh, significant, um, in terms of revenue impact for your company?

SB: I think there's great potential in the, uh, in the vape space, in the, um, in the medium term. Um, when you think of it, hookah was almost like, um, you know, the original vape. Um, the, the hookah molasses itself is 70% glycerin, around 15 to 20% tobacco. The rest is, is flavor and, uh, and, and fructose. So, you know, a vape itself is mainly glycerin, flavor, and, you know, nicotine added. So structurally they're quite similar products. Um, you know, hookah is, is very different because it's occasional and it's social, whereas vape is much more personal. You know, people want it now and they'll have it by themselves rather than sitting down and necessarily chatting to people. So, um, you know, I think the Al Fakher brand, um, the tech that we can take across into that vape space with this new Quantum chip, I think you know, potentially sets us up, um, for, uh, for, um, you know, good success in this, in this area. I think products such as OOKA, products such as VANT, which are really, really revolutionary and in many cases, you know, first to market, have a great longer term potential. But anything new that you launch, uh, new to market takes a little bit of time to, to establish. So, we've got a great mix in our NGCs of products that, that we believe, you know, will in the long run return, um-... you know, very good dividends for us. And we've mixed those with products that we believe will, will, will take off shorter but, uh, in a much quicker, um, timeframe, because these have already been established in the market. Vapes and the, the nicotine pouches. So, I think we got a healthy mix there.

Host 2: Okay, got it. That makes a lot of sense. Um, appreciate that. I, I got one last ... I know we're running late, but just out of my own personal, uh, curiosity, with the OOKA, um, do you have any early feedback from wherever it's being tested or sold on that? Uh, I wonder if it tastes different, or just from a kind of social perspective people are like, you know, I don't know, like, uh, maybe the coal experience is, you know, something that's part of the experience that they want? Like, what, what's the early feedback on that product?

SB: Yeah. It's good, it's a good question. You know, feedback is, it's a lot cleaner, right? It feels a lot cleaner than a traditional hookah. Um, you know, the fact that there isn't, isn't charcoal, um, obviously means that, uh, you don't get that charcoal-y taste. It also means that you, you don't run the, you know, the risk of inhaling carbon monoxide either, which, uh, sometimes can, can happen if you're, you're in a room filled with lots of hookahs going and, and charcoal burning at the top. So, again, you, you're gonna have your hardcore, um, you know, hookah users who love doing it at home, um, who love inviting their friends over and making different cocktails for them, uh, in the same way that we all know somebody who's got one of those 10, 15 grand coffee machines who invites you over for a cappuccino and is never gonna use an espresso. Um, but, you know, for, for the person who, who maybe doesn't have time to do that, for the person who, who enjoys sitting down, relaxing and having a hookah, then, um, OOKA, uh, could well be the answer for them.

Host 2: Got it. And does the ... Is it ... Does it taste different because there's no coal or is it the same taste as a ...

SB: Yeah. Uh, yes, yes it, yes it does. Okay. It tastes, it tastes cleaner.

Host 2: Got it.

SB: And some people actually prefer that cleaner taste.

Host 2: Got it. Okay. Very cool. All right. Uh, Amp, uh, any final thoughts or questions?

Host 1: All good on my end. Uh, I do really appreciate Stuart coming on here today giving me, giving me some more homework. But, uh, I always love when interesting things get put on my radar, so I really appreciate that. Ben, if you don't have any more questions, I would love, uh, Stuart, if you have any closing comments, thoughts, anything that you wanna make sure we mention in front of the audience here today?

SB: No, guys. Uh, you know, thank you so much for, for giving me the time, and, uh, I think we covered a lot of ground. So, uh, hope to speak sometime soon.

Host 1: Absolutely. Stuart, what's the best way for us to follow along with, with you guys over there at AIR?

SB: Okay. So, you know, our website is air.global, so please feel free to, to log on to that site and you'll get regular updates on what's happening in the company, um, how we're progressing, um, towards, um, listing. Um, obviously we've got, um, news releases on there so you can learn more about, uh, the products, um, that are being launched. Uh, we've also got a science page there so you can learn a little bit more about the science behind our products as well. Um, and if you've got any questions, um, then you can send them, send them through to the address that's provided there. So please get engaged and, um, join us on this very exciting journey.

Host 2: All right. Thank you so much, Stuart. And also, people can follow this account that I'm speaking from, Story Trading Spotlight. We'll be putting out any information that comes out, like press releases or interviews, articles, things like that. You'll be able to find it. Make sure to follow that account and put notifications on so you can be first to the story and first to developments over at AIR. Thank you so much, Stuart. Appreciate your time.

SB: Thank you. Bye now. Cheers.

Host 1: Yeah. Sure, Stuart. Appreciate you coming on today.

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Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.